02 DEC 11 AM 9:23

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington D. C. 20549
Mail Stop 0302

USA

Ihr Ansprechpartner: *K. Kalb*

Durchwahl: *+49/(0)821-5584-1134*

Datum: *28.11.2002*

02060516

File Nr. 82 4888

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 27th of November 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

SEC
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington D. C. 20549
Mail Stop 0302

USA

Ihr Ansprechpartner: *K. Kalb*

Durchwahl: *+49/(0)821-5584-1134*

Datum: *28.11.2002*

File Nr. 82 4888

Copy

Dear Sirs,

enclosed you find a copy of our press release dated 27th of November 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

K. Kalb

Karoline Kalb

![WashTec]

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec 9-month report 2002
- EBIT improved 44,5% in the third quarter

Augsburg, November 27, 2002 – In spite of a difficult market environment, WashTec AG's (security code number 750750) third-quarter sales stabilized on the previous year's level. In the third quarter of 2002, gross performance amounted to Euro 59.8 million, after Euro 59.3 million in the previous year. Due to the sales decline in the first half of the year, gross performance in the first nine months of 2002 totalled Euro 170.7 million (previous year: Euro 180.7 million).

Third-quarter earnings were clearly up on the previous year as well as on the first and second quarter of the current year. Third-quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were up 11% on the same quarter of the previous year and amounted to Euro 4.9 million (Q3/01: Euro 4.4 million). Third-quarter earnings before interest and taxes (EBIT) increased by 44,5% from Euro 1.4 million in the previous year to Euro 2.1 million. Due to the sales decline in the first half of the year, earnings in the first nine months of 2002 fell short of the previous year's level in spite of the successful third quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to Euro 8.8 million (previous year: Euro 13.6 million). Net of depreciation and amortization of Euro 8.7 million (previous year: Euro 8.4 million), earnings before interest and taxes (EBIT) stood at Euro 0.1 million in the first three quarters of 2002 (previous year: Euro 5.2 million). The result for the period amounted to Euro –5.5 million (previous year: Euro –1.6 million), and earnings per share came to Euro –0.72 (previous year: Euro –0.21).

Even though WashTec has historically generated the bulk of its profit in the fourth quarter in past years, the company's Executive Board gave a subdued outlook for the

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

year as a whole. In spite of the positive development in the third quarter, the Executive Board expects sales to decline compared to the previous year. The negative result of the first half of the year will probably be offset only just.

The full interim report will be available for downloading at www.washtec.de from November 27, 2002.

Key figures to IAS (in Euro million)

	1.1.-30.09.02	1.1.-30.09.01
Sales	170.7	180.7
EBITDA	8.8	13.6
EBIT	0.1	5.2
EBT	-6.4	-0.5
Result after taxes	-5.5	-1.6
Earnings per share in Euro	-0.72	-0.21
Employees	1690	1756